

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2011

<u>Via E-mail</u>
Marc L. Panoff
Chief Financial Officer
Neurologix, Inc.
One Bridge Plaza
Fort Lee, New Jersey 07024

   Re: Neurologix, Inc.
     Preliminary Information Statement on Form PRE14C
     Filed October 5, 2011
     Revised Preliminary Information Statement on Form PRER14C
     Filed October 18, 2011
     File No. 000-13347

Dear Mr. Panoff:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Jeffrey Riedler

       Jeffrey Riedler
       Assistant Director